China SHESAYS Medical Cosmetology Inc.

November 3, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention: Joel Parker

Re: China SHESAYS Medical Cosmetology Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for the Year Ended December 31, 2010
Filed August 2, 2011
Form 10-Q/A for the Period Ended March 31, 2011
Filed August 2, 2011 File No. 333-144888

Dear Mr. Parker:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 28, 2011 (the “Comment Letter”), addressed to Yixiang Zhang, the Chief Executive Officer of China SHESAYS Medical Cosmetology Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter in connection with the above referenced filings.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business

PRC Structure, page 3

1.	Please expand your disclosure in your Business section and MD&A to disclose that you and BOAN have never received any service fees from your operating company.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will include this additional information in our future periodic reports as appropriate.

2.

In the “Liquidity and Capital Resources” section of your Form 10-K/A filed on August 2, 2011, you disclose that if there is extra expense occurred and needs to be paid during the period, you can borrow from SHESAYS to settle such amount. Please disclose which agreement provides for this or if this is an oral agreement between the parties. Please also expand your disclosure to describe any obligations or limitations on the borrowing. For example, is there a maximum amount that you can borrow?

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will include this additional information in our future periodic reports as appropriate.

Competition, page 7

3.

Under “management advantage”, you disclose that your senior management is comprised of various experts. Please provide us with support for your belief that such persons are “experts.” Alternatively, please delete your reference to experts.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will make this revision in our future periodic reports as appropriate.

Form 1 0-K/A for the Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009 Revenues

4.

Please provide us proposed disclosure to be included in future periodic reports quantifying the number of customers, for the periods presented, in places where you attribute the increase in revenues to increase in customers. This also applies to your disclosure in the Form 10-Q for the period ended March 31, 2011. Additionally, please further explain the disproportionate increase in cost of revenue for cosmetic surgery services in comparison to the revenue increase.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will include this additional information in our future periodic reports as appropriate.

Liquidity and Capital Resources

5.

Please provide us proposed disclosure to be included in future periodic reports indicating the nature of all restrictions on your Chinese subsidiary’s net assets, the amount of those net assets, and the potential impact on your liquidity. Specifically address the following:

  If any of your wholly-owned foreign enterprise operating subsidiaries incurs debt on its own behalf, whether the instruments governing the debt may restrict their ability to pay dividends or make other distributions to the Company; and

  Whether net income set aside to fund specific reserves (i.e. mandatory contributions to employee funds, and the statutory surplus fund) in accordance with PRC laws and regulations by your PRC operating subsidiaries are distributable as cash dividends. If such amounts are not distributable as cash dividends, please quantify the amount of the restrictions.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will include this additional information in our future periodic reports as appropriate.

Operating Activities

6.	Please tell us why the change in inventories and other current assets and prepaid expenses as discussed here does not agree to the amounts reflected on the statement of cash flows.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1.

Critical Accounting Policies

Variable Interest Entities

7.

Please provide us proposed disclosure to be included in future periodic reports stating whether the equity pledge agreements have been registered with a governmental authority in accordance with Chinese regulations. If these agreements have not been registered, please disclose the risks and uncertainties surrounding this agreement and the potential impact to your financial statements.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will include this additional information in our future periodic reports as appropriate.

Notes to the Financial Statements

1. Summary of Significant Accounting Polices and Organization

(A) Organization, page 6

8.

Please provide us proposed disclosure to be included in future periodic reports that removes the reference to the entities being under common control, as prior to the consummation of the Restructuring Agreements on April 27, 2010, the entities did not did not meet the definition of common control. Refer to EITF 02-05.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will make this revision in our future periodic reports as appropriate.

(I) Revenue Recognition

Cash Coupons, page 10

9.	Please provide us proposed disclosure to be included in future periodic reports clarifying whether coupons were issued in 2009.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will include this additional information in our future periodic reports as appropriate.

4. Private Placement

Securities Purchase Agreement, page 15

10.	Based on your disclosure on page 20, it appears you are accounting for the guarantees under ASC 450. Please address the following:

  Why you believe ASC 460-10-15-7i is not applicable to Guarantee B;

  Whether the warranties are considered a derivative under ASC 815-10-15-83; and

  Whether the warranties are freestanding or embedded, and how you derived your conclusion.

As the provisions of the agreement indicate that either provision could trigger the payments, please evaluate each guarantee separately.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1.

Form 10-Q/A for the Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Three Months Ended March 31, 2011, Compared to the Three Months Ended March 31, 2010:

Cost of Revenue

11.	Please provide us proposed disclosure to be included in future periodic reports indicating the cost of revenues for each cosmetology category.

Response: Please see our letter to the Staff, dated as of even date herewith, regarding our Amendment No. 4 to Registration Statement on Form S-1. We will include this additional information in our future periodic reports as appropriate.

* * * *

The Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff have any questions regarding the filings or any of our responses to the Comment Letter, please do not hesitate to contact Jie Xiu at (212) 704-6018 or Howard Jiang at (212) 704-6063 of Troutman Sanders LLP, our outside legal counsel. Their fax number is (212) 704-5904.

Sincerely,

China SHESAYS Medical Cosmetology Inc.

By:	/s/ Yixiang Zhang
Yixiang Zhang
Chief Executive Officer